04-011 Date: September 27, 2004

NEWS RELEASE
For Immediate Release	Contact:
Investor/Media Relations:
Richard Downey Phone (403) 225-7357

Agrium raises earnings guidance for second half of 2004	Contact us at:
www.agrium.com

ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that as a result of strong fertilizer prices, it is raising its earnings guidance for the second half of 2004 to $0.65 diluted earnings per share from its previous guidance of $0.45 to $0.50 diluted earnings per share. This would result in $1.25 diluted earnings per share for the full year in 2004. This excludes $39 million ($0.18 diluted earnings per share) of proceeds received to date in respect of the recent Kenai Arbitration Panel ruling, since to a large degree it relates to contractual non-performance which occurred prior to the second half of 2004.

“We are providing an update to our guidance based on the continued positive market conditions as we indicated we would when our second quarter results were released”, said Mike Wilson, Agrium’s President and CEO. “We are pleased to see the further strengthening in world nitrogen and potash prices, illustrating the tight supply/demand fundamentals for these products. We believe these conditions will provide the foundation for a continuation of strong earnings. We will monitor market conditions and provide updates as required.”

There continues to be uncertainty relating to whether Union Oil Company of California will meet its contractual obligations by supplying gas from non-dedicated sources, the volumes that will be supplied from dedicated properties and on the outcome of the dispute as to whether there is a limitation on the amount of total damages recoverable. Therefore, the future profitability of the Kenai facility, including the amount of future damages, the future carrying value of the Kenai facility, and any other related charges, remains uncertain.

Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North America and Argentina. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate, potash as well as micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, weather conditions, the future supply, demand, price level and volatility of natural gas, future prices of nitrogen, phosphate and potash, the differential pricing of natural gas in various markets, pending litigation between the Corporation and Union Oil Company of California (Unocal), the application and enforceability of a $50-million cap on the amount of liquidated damages under the Kenai gas supply contract with Unocal, the impact of any future reserves recertification on the volumes of gas reserves dedicated to the Kenai facility, the future gas prices and availability at Kenai, the exchange rates for U.S., Canadian and Argentine currencies, Argentine domestic fertilizer consumption, future fertilizer inventory levels, future nitrogen, potassium and phosphate consumption in North America, future crop prices, future levels of nitrogen imports into North America and future additional fertilizer capacity and operating rates. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.